SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of January


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F     X          Form 40-F
                            -----------              -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes                 No    X
                            -----------       -----------

       (if "Yes" is marked, indicate below the file number assigned to the
              registrant in connection with Rule 12g3-2(b): 82-         .)


                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated January 3, 2005 announcing Leo Pruis to succeed Frank Dorjee as Chief Financial Officer effective February 28, 2005.

                   New CFO Van der Moolen Holding;
             Sale of Chicago Options Activities Completed


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Jan. 3, 2005--Van der Moolen Holding N.V. (AEX:VDMN)(NYSE:VDM) is pleased to announce that Leo J. Pruis will join our firm on January 3, 2005. Leo Pruis will succeed Frank Dorjee as Chief Financial Officer effective February 28, 2005, when Mr. Dorjee departs from Van der Moolen. This appointment will be subject to the usual regulatory approvals.
    Mr. Pruis, who is a economist and certified public accountant, has served in financial capacities at a number of financial services firms, most recently as a member of the Executive Boards of Eureko B.V. and Achmea Holding N.V. Prior to his employment there he held general management positions with Fortis N.V. and Credit Lyonnais Bank Nederland N.V. Mr. Pruis is 51 years old.

    Sale of options activities

    Separately, Van der Moolen announced that it had completed the sale of its activities on the Chicago Board Options Exchange on December 20, 2004. The sale was effected essentially at book value, and will consequently have no significant effect on Van der Moolen's Profit and Loss statement for the fourth quarter of 2004. With this transaction, Van der Moolen has completed its withdrawal from market making in options.
    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


    CONTACT: Van der Moolen Holding N.V.
             Jacqueline Eelman, +31 20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

         Date: January 3, 2005          By:/s/Friedrich M.J. Bottcher
                                           --------------------------

                                        name: Friedrich M.J. Bottcher
                                        title: Chairman of the Executive Board

                                        By:/s/Frank F. Dorjee
                                           ------------------

                                        name: Frank F. Dorjee
                                        title: Chief Financial Officer
                                               Member of the Executive Board

                                        By:/s/Casper F. Rondeltap
                                           ----------------------

                                        name : Casper F. Rondeltap
                                        title: Member of the Executive Board


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